EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Regulation of Retail Services - Secondary Hearing

1.
Further to the Ministry of Communications Hearing Document from 15 January, 2014 concerning the format of the provision of retail services and maximum rates for their provision on the company’s network, with respect to which the company issued an immediate report that same day, on 19 August, 2014 the company received a secondary hearing for the provision of retail services and the setting of the rate for retail services on Bezeq’s network (the “Secondary Hearing”).

2.
In accordance with this secondary hearing, the minister of communications is considering regulating the maximum rates for the provision of services on the company’s network as specified below (the rates are for the years 2014-2018; the rates are in terms of 2013 prices and will be linked to the cost-of-living index):

	2014	2015	2016	2017	2018	Unit
Access service – without telephony	32.74	32.47	32.43	32.35	32.31	NIS per line per month
Access service – including telephony	39.93	39.74	39.64	39.62	39.67	NIS per line per month
Subloop unbundling service	18.35	18.94	19.54	20.16	20.79	NIS per line per month
Data transfer service on the network’s core	32.04	25.06	19.72	15.45	11.70	NIS per MB per month
Data transfer in multicast configuration1	18,548	14,501	11,229	8,649	6,609	NIS per MB per month
Creating a phone call	0.01	0.01	0.01	0.01	0.01	NIS per minute
Access service to the cane 2	396	396	396	396	396	NIS per km. per month
First unlit fiber on a line	449	449	449	449	449	NIS per km. per month
Additional unlit fiber on a line (up to a total of 4 fibers)	3.41	3.25	3.17	3.04	2.97	NIS per km. per month
Technician house call service	158	158	158	158	158	NIS per visit

3.
A draft version of the regulations was attached to the Secondary Hearing providing for the retail services specified in the hearing, the requirement of ownership of the infrastructure to provide such services and the maximum price offered concerning each service on the company’s network. Additional documents were also attached to the Secondary Hearing.

4.	The company was invited to submit its response to the secondary hearing by 9 September, 2014.

5.
The company is reviewing the hearing documents, including many details that require a complex analysis of all the effects of the proposed regulation on the company. At this stage, on the face of things, the company estimates that the implementation of the above regulation will have a negative impact on the company’s financial results. At the same time, alongside this impact the company estimates that, considering the possibility of the cancellation of the structural separation and the cancellation of the supervision of the company’s rates – cancellations that are anticipated following the regulation of the retail market – there will likely also be positive impacts on the company.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1	The price for reaching clients connected to a maximum of 1,000 MSAG boxes. The prices for greater numbers of MSAG boxes are stated in the draft regulations.

2	Including access to heights, boxes and poles.